EXHIBIT 99.10

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and year ended March  31, 2006

(in Rs. crore, except per share data)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2005	2004	2006	2005
Income from software services and products	2,493	1,900	6,535	4,960	9,028	6,860
Software development expenses	1,380	993	3,508	2,662	4,887	3,655
Gross profit	1,113	907	3,027	2,298	4,141	3,205
Selling and marketing expenses	126	100	374	292	499	392
General and administration expenses	183	144	469	344	653	488
Operating profit before interest and depreciation	804	663	2,184	1,662	2,989	2,325
Interest	-	-	-	-	-	-
Depreciation	134	93	274	175	409	268
Operating profit after interest and depreciation	670	570	1,910	1,487	2,580	2,057
Other income	70	33	73	95	144	127
Provision for investments	(1)	-	-	-	-	-
Net profit before tax and exceptional item	741	603	1,983	1,582	2,724	2,184
Provision for taxation	77	89	226	237	303	325
Net profit after tax and before exceptional item	664	514	1,757	1,345	2,421	1,859
Net income from sale of investments in Yantra Corporation	-	45	-	-	-	45
Net profit after tax and exceptional item	664	559	1,757	1,345	2,421	1,904
Paid-up equity share capital (par value
Rs. 5/- each, fully paid) (see note 7)	138	135	137	135	138	135
Reserves and surplus	6,759	5,107	7,113	4,609	6,759	5,107

Earnings per share (par value Rs. 5/- each)
Before exceptional items
Basic	24.12	19.03	64.53	50.22	88.67	69.26
Diluted	23.50	18.46	62.70	49.14	86.20	67.46
After exceptional items
Basic	24.12	20.70	64.53	50.22	88.67	70.95
Diluted	23.50	20.08	62.70	49.14	86.20	69.10
Dividend per share (par value Rs. 5/- each)
Interim dividend	-	-	6.50	5.00	6.50	5.00
Final dividend	8.50	6.50	-	-	8.50	6.50
Silver Jubilee special dividend	30.00	-	-	-	30.00	-
Total dividend	38.50	6.50	6.50	5.00	45.00	11.50
Total dividend percentage (%)	770.00	130.00	130.00	100.00	900.00	230.00

Aggregate of non-promoters' shareholding (unaudited)
Number of shares	22,18,24,263	27,17,06,813	22,07,84,446	21,05,92,568	22,18,24,263	21,17,06,813
Percentage of shareholding	80.50	78.24	80.42	78.15	80.50	78.24

Other information:						(in Rs. crore)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2005	2004	2006	2005
Staff costs	1,212	855	3,061	2,327	4,273	3,182
Items exceeding 10% of aggregate expenditure	-	-	-	-	-	-
Details of other income:
Interest on deposits	59	24	73	49	132	72
Dividends on mutual funds	16	12	54	26	71	37
Miscellaneous income	8	3	10	6	18	9
Exchange differences	(13)	(6)	(64)	14	(77)	9
Total	70	33	73	95	144	127

Audited Consolidated financial results of Infosys Technologies Limited and subsidiaries
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2005	2004	2006	2005
Income from software services, products and business process management	2,624	1,987	6,897	5,142	9,521	7,130
Software development and business process management expenses	1,422	1,041	3,644	2,723	5,066	3,765
Gross profit	1,202	946	3,253	2,419	4,455	3,365
Selling and marketing expenses	152	117	448	344	600	461
General and administration expenses	217	163	547	407	764	569
Operating profit before interest, depreciation, amortization, minority interest and exceptional item	833	666	2,258	1,668	3,091	2,335
Interest	-	-	-	-	-	-
Depreciation and amortization	144	100	293	187	437	287
Operating profit after interest, depreciation, amortization and before minority interest and exceptional item	689	566	1,965	1,481	2,654	2,048
Other income	72	32	68	92	139	124
Provision for investments	-	-	1	-	1	-
Net profit before tax, minority interest and exceptional item	761	598	2,032	1,573	2,792	2,172
Provision for taxation	81	85	233	240	313	326
Net profit after tax and before minority interest and exceptional item	680	513	1,799	1,333	2,479	1,846
Net income from sale of investments in Yantra Corporation	-	45	-	-	-	45
Net profit after tax and exceptional item and before minority interest	680	558	1,799	1,333	2,479	1,891
Minority interest	7	-	13	-	21	-
Net profit after tax, exceptional item and minority interest	673	558	1,786	1,333	2,458	1,891
Paid-up equity share capital (par value
Rs. 5/- each, fully paid) (see note 7)	138	135	137	135	138	135
Reserves & surplus	6,828	5,090	7,175	4,592	6,828	5,090
Preference shares issued by subsidiary	-	94	-	94	-	94
Earnings per share (par value Rs. 5/- each)
Before exceptional items
Basic	24.45	19.01	65.59	49.77	90.06	68.79
Diluted	23.84	18.44	63.73	48.69	87.55	67.00
After exceptional items
Basic	24.45	20.68	65.59	49.77	90.06	70.48
Diluted	23.84	20.07	63.73	48.69	87.55	68.64
Dividend per share (par value Rs. 5/- each)
Interim dividend	-	-	6.50	5.00	6.50	5.00
Final dividend	8.50	6.50	-	-	8.50	6.50
Silver Jubilee special dividend	30.00	-	-	-	30.00	-
Total dividend	38.50	6.50	6.50	5.00	45.00	11.50
Total dividend percentage (%)	770.00	130.00	130.00	100.00	900.00	230.00
Aggregate of non-promoters' shareholding (unaudited)
Number of shares	22,18,24,263	21,17,06,813	22,07,84,446	21,05,92,568	22,18,24,263	21,17,06,813
Percentage of shareholding	80.50	78.24	80.42	78.15	80.50	78.24

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Notes:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on April 14, 2006. There are no qualifications in the auditors' reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2006:

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend related	-	107	107	-

3.	The Board of Directors at its meeting held on April 14, 2006 recommended a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing equity share held by the members by capitalizing a part of the reserves. The record date is to be fixed by the Board. The bonus issue is subject to approval of the shareholders at the Annual General Meeting to be held on June 10, 2006.
4.	The Board of Directors recommended a final dividend of Rs. 8.50 per share (170% on par value of Rs. 5 per share) for fiscal 2006 amounting to Rs. 234 crore. The Board also recommended a Silver Jubilee special dividend of Rs. 30.00 per share (600% on par value of Rs. 5 per share) amounting to Rs. 827 crore. These recommendations are subject to the approval of the members at the Annual General Meeting to be held on June 10, 2006. An interim dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) amounting to Rs. 177 crore was declared at the Board meeting held on October 11, 2005. The total dividend recommended for the year is Rs. 45.00 per share (900% on par value of Rs. 5 per share), amounting to Rs. 1,238 crore. The register of members and share transfer books will remain closed from May 27, 2006 to June 10, 2006, both days inclusive, for the purpose of payment of dividend.
5.	During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write-back.
6.	During the quarter ended June 30, 2005, the company successfully completed the sponsored secondary ADS program of over US$ 1 billion. This is the largest-ever international equity offering from India and the first POWL (Public Offer Without Listing) issue by an Indian company in Japan.
7.	During the year ended March 31, 2006 and 2005 the company issued 49,84,431 and 40,06,325 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

Matters relating to subsidiaries:

1.	During the year ended March 31, 2006, the company disbursed a loan of US$ 3 million (Rs. 14 crore) to its wholly owned subsidiary, Infosys Technologies (Shanghai) Co. Limited, China. The amount is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of March 31, 2006 the company has invested US$ 5 million (Rs. 23 crore) as equity capital and US$ 3 million (Rs. 14 crore) as loan.
2.	During the year ended March 31, 2006, the company invested US$ 7 million (Rs. 31 crore) in its wholly owned subsidiary, Infosys Consulting Inc. As of March 31, 2006 the company has invested an aggregate of US$ 17 million (Rs. 76 crore) in the subsidiary.
3.	On June 30, 2005 Citicorp International Finance Corporation exercised its rights under the shareholder's agreement with Progeon and converted the preference shares to equity shares. Pursuant to the conversion, the share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore.

Changes to Board of Directors:

1.	Mr. Philip Yeo retired as a director of the company at the Annual General Meeting held on June 11, 2005.
2.	The Board of Directors appointed Mr. David L. Boyles as an additional director of the company effective July 12, 2005.
3.	The Board of Directors also appointed Mr. Jeffrey Lehman as an additional director of the company effective April 14, 2006.

Senior management changes:

Mr. T. V. Mohandas Pai, Member of the Board and CFO, will be giving up his position as CFO from April 30, 2006. Mr. V. Balakrishnan, currently Senior Vice President - Finance and Company Secretary, will take over as CFO from May 1, 2006. Mr. Pai will continue to be a member of the Board and will be responsible for Human Resources Development (HRD), Education & Research (E&R), and Administration.

Segment reporting (Consolidated - Audited)					(in Rs. crore)
	Quarter ended March 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2005	2004	2006	2005
Revenue by industry segment
Financial services	946	672	2,481	1,794	3,427	2,466
Manufacturing	382	277	942	755	1,324	1,032
Telecom	427	385	1,139	934	1,566	1,320
Retail	267	181	701	517	968	698
Others	602	472	1,634	1,142	2,236	1,614
Total	2,624	1,987	6,897	5,142	9,521	7,130
Less : Inter-segment revenue	-	-	-	-	-	-
Net revenue from operations	2,624	1,987	6,897	5,142	9,521	7,130
Segment profit before tax, interest, depreciation and amortization:
Financial services	280	215	794	566	1,074	782
Manufacturing	116	92	286	246	402	338
Telecom	165	141	436	312	601	452
Retail	87	59	224	193	311	253
Others	185	159	518	357	703	516
Total	833	666	2,258	1,674	3,091	2,341
Less : Interest	-	-	-	-	-	-
Other un-allocable expenditure
(excluding un-allocable income)	144	100	293	193	437	293
Operating profit before tax	689	566	1,965	1,481	2,654	2,048

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited
	S. Gopalakrishnan	Nandan M. Nilekani
Bangalore, India April 14, 2006	Chief Operating Officer and Deputy Managing Director	Chief Executive Officer, President and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and subsidiaries for the year ended March 31, 2006 and unaudited results for the three months ended March 31, 2006, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
	Quarter ended March 31,		Year ended March 31,
	2006	2005	2006	2005
Revenues	593	455	2,152	1,592
Cost of revenues	354	262	1,244	904
Gross profit	239	193	908	688
Net income	152	127	555	419
Earnings per American Depositary Share
Basic	0.56	0.47	2.04	1.57
Diluted	0.54	0.46	1.99	1.52
Total assets	2,066	1,454	2,066	1,454
Cash and cash equivalents	889	410	889	410
Liquid mutual funds	170	278	170	278

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:	(in US$ million)
	Quarter ended March 31,		Year ended March 31,
	2006	2005	2006	2005
Consolidated net profit as per Indian GAAP	152	128	555	423
Deferred taxes on GAAP differences	-	-	-	2
Gain on forward foreign exchange contracts	-	-	-	(4)
Amortization of intangible assets	-	(1)	-	(2)
Consolidated net income as per US GAAP (unaudited)	152	127	555	419

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and our Reports on Form 6-K for the quarters ended June 30, September 30, and December 31, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.